Cheetah Mobile Inc. Fosun International Center Tower No. 237 Chaoyang North Road Chaoyang District, Beijing 100022 People’s Republic of China

August 10, 2015

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Cheetah Mobile Inc.

Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)

Filed April 21, 2015 (File No. 001-36427)

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comment contained in the letter dated July 27, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F.  The “Company” is used in this letter to refer to Cheetah Mobile Inc., its subsidiaries, variable interest entities and the subsidiary of a variable interest entity.  The comments are repeated below and followed by the response thereto.  Capitalized terms used but not defined herein have the meanings set forth in the 2014 Form 20-F.

Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 91

1.                                We note your response to comment 2. Please quantify the impact of the foreign rate differentials, tax holiday and preferential tax treatments on the effective tax rate by jurisdiction for each period presented and tell us how the income or loss mix changed in fiscal year 2014 as compared to prior periods. As part of your response, please confirm that you will include this information in future filings.

In response to the Staff’s comment, the Company confirms that it will add the disclosure set forth immediately after this paragraph, with any appropriate updates, in its future Form 20-F filings to disclose the income or loss before tax, and the impact of the foreign rate differentials, tax holiday and preferential tax treatments on the effective tax rate by jurisdiction for each reported period.

The following table sets forth our income (loss) before income tax and the effect of differing tax rates in different jurisdictions on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2012, 2013 and 2014.

		Year ended December 31,
		2012	2013	2014
		RMB	RMB	RMB	US$
		(in thousands)
Cayman Islands	Loss before income tax*	(20,172)	(51,299)	(203,456)	(32,791)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(5,043)	(12,825)	(50,863)	(8,198)
	Income tax expenses computed at Cayman Islands statutory tax rate of 0%	—	—	—	—
	Effect of differing tax rates in different jurisdictions	5,043	12,825	50,863	8,198

USA	Income (loss) before income tax	—	(5,897)	3,042 **	490 **
	Income tax expenses computed at the PRC statutory tax rate of 25%	—	(1,474)	761	123
	Income tax expenses computed at the USA statutory tax rate of 35%	—	(2,064)	1,065	172
	Effect of differing tax rates in different jurisdictions	—	(590)	304	49

Hong Kong	Income (loss) before income tax	(2,079)	6,346	(97,876)	(15,775)
	Income tax expenses computed at the PRC statutory tax rate of 25%	(519)	1,586	(24,470)	(3,944)
	Income tax expenses computed at the Hong Kong statutory tax rate of 16.5%	(343)	1,047	(16,150)	(2,605)
	Effect of differing tax rates in different jurisdictions	176	(539)	8,320	1,339

PRC	Income before income tax	37,021	161,550	388,704	62,648
	Income tax expenses computed at the PRC statutory tax rate of 25%	9,255	40,388	97,176	15,662
	Income tax expenses computed at the PRC statutory tax rate of 25%	9,255	40,388	97,176	15,662
	Effect of differing tax rates in different jurisdictions	—	—	—	—

British Virgin Islands	Income (loss) before income tax	(11)	(12)	490	79
	Income tax expenses computed at the PRC statutory tax rate of 25%	(3)	(3)	123	20
	Income tax expenses computed at the BVI statutory tax rate of 0%	—	—	—	—
	Effect of differing tax rates in different jurisdictions	3	3	(123)	(20)

Total	Income before income tax	14,759	110,688	90,904	14,651
	Income tax expenses computed at the PRC statutory tax rate of 25%	3,690	27,672	22,727	3,663
	Income tax expenses computed at the statutory tax rate of different jurisdictions	8,912	39,371	82,091	13,229
	Effect of differing tax rates in different jurisdictions	5,222	11,699	59,364	9,566

*                    The losses before income tax recorded under Cheetah Mobile Inc. for tax purposes included share-based compensation expenses for the Company.

**             The Company’s U.S. subsidiary, Cheetah Mobile America, Inc., recorded an income before tax for 2014 but did not have assessable profit for the same year due to losses carried forward from previous years.

The following table sets forth the effect of tax holiday and preferential tax treatments on our income tax expenses in each applicable jurisdiction, for the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Cayman Islands	—	—	—	—
USA	—	—	—	—
Hong Kong	—	—	—	—
PRC*	(4,201)	(4,885)	(54,944)	(8,855)
British Virgin Islands	—	—	—	—
Total	(4,201)	(4,885)	(54,944)	(8,855)

*                    Certain of our PRC entities were entitled to tax holiday as new software development enterprise or to the preferential income tax rate of 15% as high new technology enterprise.  For details, see page F-49 of this annual report.

*                                         *                                         *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86-10-6292-7779 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Ka Wai Andy Yeung
Ka Wai Andy Yeung
Chief Financial Officer

cc:                                Sheng Fu, Chief Executive Officer and Director, Cheetah Mobile Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP